ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

7 April 2015

Director/PDMR Shareholdings

Reed Elsevier PLC and Reed Elsevier NV announce the following transactions in their securities by their Directors and PDMRs:

1.	RELX Group plc LTIP (Long-Term Incentive Plan 2013)

On 2 April 2015, the performance shares set out below were granted in accordance with the LTIP rules.

	No. of Reed	No. of Reed	Date of vesting of
	Elsevier PLC	Elsevier NV	performance shares
	performance	performance
	ordinary shares	ordinary shares
	awarded	awarded
Director
Erik Engstrom	119,771	82,158	2018

Nick Luff	56,423	38,704	2018

PDMR

Ian Fraser	27,825	19,086	2018

Henry Udow	30,381	20,840	2018

Vesting of these awards is subject to achievement of performance conditions.

2. RELX Group plc BIP (Bonus Investment Plan 2010)

On 2 April 2015, the conditional matching share awards set out below were granted in accordance with the BIP rules.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed	Date of vesting of
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV	conditional
	conditional	conditional	conditional	conditional	matching
	matching ordinary	matching ordinary	matching ADRs	matching ADRs	shares/ADRs
	shares awarded	shares awarded	awarded	awarded
Director
Erik Engstrom	—	—	—	31,732	2018

Nick Luff	28,187	19,194	—	—	2018

PDMR

Ian Fraser	38,493	—	—	—	2018

Henry Udow	21,014	7,155	2,540	—	2018

Note: Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

Vesting of these awards is subject to achievement of performance conditions.

3.	RELX Group plc ESOS (Executive Share Option Scheme 2013)

On 2 April 2015, the market price options and conditional share awards set out below were granted in accordance with the ESOS rules.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary shares	ordinary shares	conditional	conditional
	under option	under option	ordinary shares	ordinary shares
	granted with an	granted with an	awarded	awarded
	exercise price of	exercise price of
	£11.52 per share	€23.075 per share
Director
Erik Engstrom	119,771	82,158	—	—

Nick Luff	56,423	38,704	—	—

PDMR

Ian Fraser	10,702	7,341	2,140	1,468

Henry Udow	11,685	8,015	2,337	1,603

Note: The options are exercisable between 2018 and 2025, and the conditional share awards vest in 2018.

Vesting of options awarded to Directors is subject to achievement of performance conditions.

The conditional share awards under ESOS were granted pursuant to elections by these PDMRs to receive half of their 2015 ESOS award in the form of conditional shares.

4.	RELX Group plc Executive Share Option Scheme: Exercise of options and sale of shares

On 2 April 2015, Erik Engstrom exercised options granted on 5 May 2011 to acquire 139,146 Reed Elsevier PLC ordinary shares and 92,953 Reed Elsevier NV ordinary shares at option prices per share of £5.39 and €8.969 respectively. All of the ordinary shares acquired on exercise were sold at the prices shown below.

No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Sale price
ordinary shares	ordinary shares
2,782	-	£11.55

136,364	-	£11.5189

-	1,859	€23.0557

-	91,094	€23.0087

Following these transactions, the current interests of Erik Engstrom and Nick Luff in the share capital of Reed Elsevier PLC and Reed Elsevier NV are:

	No. of Reed Elsevier PLC	No. of Reed Elsevier NV
	ordinary shares	ordinary shares
Director
Erik Engstrom	127,040	521,556

Nick Luff	67,534	47,616

- ENDS -

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